UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Sports Bra Hold Co.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 1, 2024

Physical Address of Issuer:

2512 NE Broadway, Portland, OR 97232, United States

Website of Issuer:

https://thesportsbraofficial.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) (1) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand five hundred dollars ($7,500.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

August 3, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

15

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$684,917	$626,172
Cash & Cash Equivalents	$478,062	$425,425
Accounts Receivable	$10,274	$38,872
Current Liabilities	$369,786	$177,616
Long-Term Liabilities	$2,180,480	$915,187
Revenues/Sales	$1,021,372	$1,247,413
Cost of Goods Sold	$708,571	$880,947
Taxes Paid	$0	$0
Net Income/(Loss)	$(1,400,637)	$(573,829)

*Exhibit A, attached hereto and made a part hereof, includes the reviewed financials for the Issuer for the periods shown above.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

The Sports Bra Hold Co



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C...i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
THE OFFERING AND THE SECURITIES 1
    The Offering 1
    The Deal Page...1
    The Securities 2
COMMISSION AND FEES 6
    Other Compensation 6
RISK FACTORS 6
    Risks Related to the Issuer's Business and Industry 6
    Risks Related to the Offering 13
    Risks Related to the Securities...15
BUSINESS 19
    Description of the Business 19
    Business Plan...19
    The Issuer's Products and/or Services 19
    Competition 20
    Customer Base...20
    Intellectual Property 21
    Governmental/Regulatory Approval and Compliance...21
    Litigation 21
USE OF PROCEEDS 22
DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 23
    Biographical Information..24
    Indemnification 24
CAPITALIZATION, DEBT AND OWNERSHIP 25
    Capitalization..25
    Outstanding Debt..27
    Ownership...27
FINANCIAL INFORMATION 28
    Cash and Cash Equivalents...28
    Liquidity and Capital Resources...28
    Capital Expenditures and Other Obligations 28
    Valuation 28
    Material Changes and Other Information 28
    Previous Offerings of Securities 29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 30
TAX MATTERS 31
LEGAL MATTERS 31
ADDITIONAL INFORMATION...32

EXHIBITS:

Exhibit A: Financial Statements
Exhibit B: Form of Security
Exhibit C: Custodial Services Agreement
Exhibit D: Omnibus Nominee Trust Agreement
Exhibit E: Video Transcript
Exhibit F: Testing the Waters Communications

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by July 30, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Security (attached as <u>Exhibit B</u>), Custodial Services Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, National Association, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/the-sports-bra (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Security attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 in cash and cash equivalents (each an "**Equity Financing**"), the Securities are automatically convertible into shares of the securities issued in said Equity Financing.

<u>Conversion Upon an Equity Financing Event</u>

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $12,000,000 ("**Pre-Money Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved and available for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**Equity Financing Price**".

<u>Conversion Upon a Liquidity Event</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**"), the Investor will automatically be entitled (subject to the liquidation priority set forth in the SAFE) to receive a portion of Proceeds, due and payable immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (or a lesser amount as set forth in the SAFE) or (ii) the amount payable on the number of shares of Common Stock of the Issuer equal to the Purchase Amount (or a lesser amount as set forth in the SAFE) divided by the quotient of (a) $12,000,000 (the Pre-Money Valuation Cap) divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) the Unissued Option Pool; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs (the "**Cash Out Amount**").

If there are not enough funds to pay the Cash Out Amount to Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed based on liquidation priority, with the Security intended to operate like standard non-participating preferred stock.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of

the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock holders, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock holders in proportion to the full payments that would otherwise be due; and (iii) senior to payments to holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering and SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will vote at the direction of the Chief Executive Officer of the Issuer (the "**Lead**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Capital Stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Capital Stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Capital Stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough Capital Stock authorized to issue upon the conversion of the Securities, because the amount of Capital Stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) (1) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand five hundred dollars ($7,500.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We currently depend on a single flagship location for a significant portion of our operations, and any disruption affecting that location could materially harm our business.

At present, our restaurant operations are centered on our flagship Portland location, which is an important driver of brand visibility, customer engagement and operating revenue. Because our hospitality business is concentrated in one market and one primary operating location, any adverse event affecting that location — including fire, flood, utility interruption, lease-related issues, neighborhood or traffic changes, labor shortages, liquor or health permit issues, equipment failure, food safety incidents, or local economic weakness — could materially and disproportionately affect our business, financial condition and results of operations. In addition, because the flagship location serves as the principal real-world proof point for our concept and brand, any sustained disruption at that location could also impair our ability to attract franchisees, consumers and strategic partners.

Our growth strategy depends substantially on franchising, and we may not be successful in recruiting, onboarding, supporting and retaining qualified franchisees.

A substantial part of our growth plan depends on expanding The Sports Bra through franchising rather than solely through company-owned locations. Franchising involves significant risks, including the risk that we may not be able to identify qualified franchisees, secure suitable sites, provide effective training and operational support, maintain consistent standards across locations, or build the internal systems necessary to support a growing franchise network. Franchisees are independent operators, and their performance, compliance failures, customer service issues, financial difficulties, or failure to follow brand standards may adversely affect our reputation and our business even where we

are not directly operating the relevant location. If our franchise strategy is slower, more costly, or less successful than expected, our growth prospects could be materially harmed.

Our concept depends in part on the continued growth, accessibility and commercial availability of women's sports content, and changes in viewing habits or media rights may adversely affect us.

Our brand and customer proposition are closely tied to women's sports. The attractiveness of our concept depends in part on continued consumer interest in women's sports and our ability to provide compelling viewing experiences around that content. If demand for women's sports content does not continue to grow, if fan engagement proves more limited in certain markets, or if media rights become more fragmented, expensive or operationally difficult to access across different leagues, platforms and subscription services, the appeal of our restaurant and franchise concept may be reduced. In addition, shifts in consumer viewing behavior, including increased at-home streaming or changes in how live sports are consumed, could reduce traffic to our locations and impair our ability to differentiate the brand.

Our brand and business model may not translate successfully outside the Portland market.

Our flagship Portland location benefits from local market conditions, community relationships, media visibility and customer goodwill that may not exist in other cities or regions. There can be no assurance that the customer demand, brand loyalty, event programming, merchandise sales, franchise interest or overall economics that support the business in Portland can be replicated elsewhere. New markets may differ materially in demographics, sports culture, competitive intensity, labor conditions, real estate costs, consumer preferences, alcohol regulations and receptiveness to our mission-driven brand identity. If the brand does not resonate in other markets to the same extent as it has in Portland, our expansion strategy, including franchise growth, could be adversely affected.

Our restaurant model depends in part on alcohol service, and any loss, suspension or limitation of liquor-related rights, or alcohol-related claims, could adversely affect our business.

Alcohol service is an important component of the economics and customer experience of our restaurant concept. Our operations therefore depend on obtaining and maintaining the required liquor licenses, permits and alcohol-service compliance standards applicable to our business and, in time, to our franchise system. Any suspension, revocation, non-renewal or restriction of liquor-related approvals, whether resulting from regulatory action, operational issues, employee conduct, service violations, or changes in applicable law, could materially reduce sales and adversely affect our business. In addition, alcohol service may expose us to heightened risks of claims, enforcement actions, insurance cost increases and reputational harm arising from alleged over-service, service to underage persons, customer incidents or other alcohol-related matters.

Expansion into new markets may present increased risks.

We are looking to grow and expand our business footprint in new markets, whether on our own or through franchising. Any such expansion presents increased risks due to the Company's unfamiliarity with the new market and also due to consumer unfamiliarity with the Company's brands and design concepts. If a new market is not receptive to the Company's brands and design concepts, it could have a negative impact on our future results and make them unpredictable.

New Restaurants may not be profitable.

The Company intends to open a second restaurant location and to open or franchise new restaurants in new locations. Once opened, these restaurants may not be profitable, and the average restaurant sales and comparable restaurant sales that the Company has experienced in the past may not be achieved. As such, the performance of new locations may not meet those of current locations. If we are not successful in launching or franchising new restaurants that are profitable, our business may be significantly impacted.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the

problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's Founder currently owns all of the outstanding equity of the Issuer and she will exercise voting control.

Prior to the Offering, Jennifer Nguyen, the Company's CEO and Founder, beneficially owns all of the outstanding equity of the Issuer. Subject to any fiduciary duties owed to other stockholders under Delaware law, Ms. Nguyen may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Ms. Nguyen may have interests that are different from yours. For example, Ms. Nguyen may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Ms. Nguyen could use her voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third-party vendors and suppliers, including food and beverage distributors, to meet our operational needs and serve our customers. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon products or services in compliance with applicable requirements and in a timely and cost-effective manner. Likewise, the quality of our offerings may be adversely impacted if companies from whom we source products or to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular product or service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer

from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and

predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

The inability of any suppliers or distributors to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our suppliers and distributors to deliver our products on time or at all could result in lost sales. Any such change in suppliers or distributors could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from suppliers and distributors that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Increases in costs for food and beverages, ingredients, labor, construction and utilities may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of food and beverages, ingredients, labor, construction and utilities, and our ability to pass on the costs to our customers or implement operational improvements. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices have resulted from changes in supply and demand, general economic conditions and other factors and impact the costs of construction. In addition, we have exposure for changes in the costs for labor and utilities, which affects our operating costs. Significant increases in our costs may require us to charge higher prices to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our

products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security — such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal, state and local levels. In particular, the Issuer's restaurant operations require ongoing compliance with food service, health and liquor licensing requirements, including applicable Oregon alcohol licensing and alcohol service permit rules. Additionally, the Issuer's franchise

business is subject to the FTC Franchise Rule and certain states require franchise registration or filing before franchises may be offered or sold in or into those states. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

There is regulatory uncertainty regarding international trade and trade policy.

Since 2025, the U.S. has imposed new tariffs on products imported into the U.S. from a number of countries, and also has increased existing tariffs on certain products. The U.S. could propose additional tariffs or increases to those already in place. Certain of our products may be directly or indirectly sourced from international suppliers which may increase our operating costs. These increased costs could require us to increase our prices and, in the event consumer demand declines as a result, negatively impact our results of operations. Furthermore, our competitors may be better positioned than we are to withstand or react to tariffs or other trade restrictions, which may cause us to lose market share to such competitors. In the event these changes continue for an extended time, they could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission

rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) (1) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of seven thousand five hundred dollars ($7,500.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with

relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer Reserves the Right to Change the Escrow Agent at Its Sole Discretion, Which May Result in Delays or Operational Adjustments

The Issuer reserves the right, in its sole discretion, to replace the escrow agent at any time during the Offering. In the event of such a change, investor funds held in escrow may be transferred to a new escrow account with a different financial institution. Any such transition will be conducted in compliance with applicable laws and regulations; however, investors should be aware that a change in escrow agent may result in processing delays, modifications to administrative procedures, or other operational adjustments that could affect the timing of investment processing and disbursement of funds. The intermediary facilitating this offering assists in establishing and managing escrow accounts, including communicating with the escrow agent via API, and any transition to a new escrow agent may require adjustments to these processes.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related

to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not become equity holders until a qualified equity financing or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion. Except for a qualified financing, the Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, as the custodian shall be deemed the legal owner of the SAFE or the securities issuable thereto.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, the Custodian will exercise voting control over the Securities. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to voting of the Securities. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would beneficially receive securities in the form of shares of Series B-CF Preferred Stock (or a similar different designated class) and such shares would be required to be subject to the terms of the Securities that allows the Custodian to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to up to the amount of cash available to the Issuer.

The Issuer may never undergo an Equity Financing or a Liquidity Event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither an equity financing nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain option grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event a conversion occurs, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not

limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Sports Bra Hold Co. (the "*Issuer*") is a Delaware corporation and the parent company of The Sports Bra LLC and The Sports Bra Franchise LLC. The Sports Bra is the world's first sports bar exclusively televising women's sports. This family-friendly bar and restaurant offers delicious food, great drinks, and an inclusive space that supports, empowers, and promotes women athletes and women in the community. This industry-shifting concept has sparked a global movement in hospitality. The Sports Bra also hosts community-centered events, including a large Pride celebration, and sells branded merchandise both on-site and online. The Issuer is also a franchisor.

The Issuer was incorporated on April 1, 2024 in Delaware and is headquartered in Portland, Oregon. The Issuer is qualified to conduct business in Oregon. The Issuer's website is https://thesportsbraofficial.com.

The Issuer conducts its business through its two wholly owned subsidiaries. The Sports Bra LLC, an Oregon limited liability company, was formed on December 17, 2021 and operates the flagship Portland restaurant and related consumer-facing operations. The Sports Bra Franchise LLC, a Delaware limited liability company formed on April 18, 2024, supports the Issuer's franchise activities.

Business Plan

The Issuer's business plan is to grow The Sports Bra as a multi-channel hospitality and franchise brand built around women's sports. At present, the business includes the operation of the flagship Portland restaurant, merchandise sales through the Issuer's online store and on-site channels, and the continued development of a franchise system for new locations. The Issuer's strategy is to expand brand awareness nationally, deepen customer engagement through events and community programming, increase merchandise and gift card sales, and support the development and opening of franchised locations in additional markets.

The Issuer intends to open an additional location in Portland, Oregon. Additionally, the Issuer expects its future growth strategy to rely substantially on franchising. The franchise website markets The Sports Bra as a women's sports bar franchise opportunity and highlights the support model offered to franchisees, including initial training, site selection guidance, build-out support, operational playbooks, marketing support, and ongoing coaching.

The Issuer intends to use the Offering proceeds to open a second Portland, Oregon location, strengthen its franchise support infrastructure, expand sales and marketing, develop operational systems, and support the personnel, vendor, compliance and back-office capabilities necessary to scale a branded restaurant and franchise platform rather than remain only a single-location restaurant operator.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Food and Beverage / Restaurant	The Issuer operates The Sports Bra concept through its flagship Portland location, a family-friendly bar and restaurant dedicated to showing women's sports. The bar and dining restaurant offers dine-in food and beverages, televised sporting events, themed watch experiences, community-centered programming, and related brand engagement.	Women's sports fans, families, LGBTQ+ customers, community-oriented consumers, supporters of women-owned and values-driven businesses, and sports fans seeking an inclusive viewing environment.
Branded Merchandise and Gift Cards	The Issuer sells branded merchandise online and on-site, including apparel, headwear, accessories and gift cards, which extend the brand beyond the physical restaurant and create an additional consumer revenue stream.	Existing restaurant customers, fans of women's sports, online supporters of the brand, gift purchasers, and consumers seeking branded lifestyle merchandise connected to the women's sports movement.

Franchising	The Issuer operates as a franchisor and offers franchise opportunities for The Sports Bra concept through a dedicated franchise platform. The franchise business includes brand licensing, franchise sales, onboarding, training, operating standards, site development support, marketing support and ongoing franchisee assistance.	Prospective multi-unit and single-unit franchise operators, hospitality entrepreneurs, women's sports advocates, and investors seeking differentiated food-and-beverage concepts with a strong community and mission-driven brand identity.

Competition

The markets in which the Issuer operate are competitive and fragmented. In restaurant operations, the Issuer competes with sports bars, casual dining venues, neighborhood bars, restaurants with televised sports programming, and other entertainment-oriented food-and-beverage concepts. In merchandise, the Issuer competes with other branded apparel and lifestyle sellers, particularly businesses serving sports fans and cause-based consumer communities. In franchising, the Issuer competes not only with restaurant franchise systems generally, but also for qualified franchisees, real estate, labor, vendor relationships and consumer attention.

The Issuer nevertheless believes it occupies a differentiated niche. The Issuer believes that The Sports Bra is the first sports bar dedicated exclusively to women's sports, and is not presently aware of a materially similar women's-sports-only bar concept being scaled nationally through franchising. The brand's principal competitive advantages include first-mover positioning, strong media visibility, a distinctive mission-driven identity, community engagement, inclusive customer experience, and a business model that combines hospitality, merchandise and franchising around a single brand platform. Those strengths may support customer loyalty and franchise interest, although they do not eliminate competition from broader sports bars, restaurants and franchise operators with greater capital, longer operating histories or broader geographic reach.

Customer Base

The Issuer's customer base includes women, LGBTQ+ individuals, fans of women's sports, general sports fans, families, and community-oriented consumers who value an inclusive hospitality environment. The Portland location is marketed as family-friendly and all-ages are welcome until 10:00 p.m., which broadens the concept beyond a traditional bar-only audience. The Issuer also attracts consumers who identify with the brand's support for women athletes, women-owned businesses and community programming, including Pride-related and other sports-centered events. In addition, the Issuer's online merchandise and franchise channels reach customers, fans and prospective business partners beyond the Portland market.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide products or services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer has been granted 19 trademarks to date in the U.S, Australia, Canada, European Union and via WIPO. The primary trademarks are listed below:

Application or Registration #	Title	Description	File Date	Grant Date	Country
7225823	"THE SPORTS BRA"	Trademark	January 13, 2022	November 21, 2023	USA
7684304	"THE SPORTS BRA"	Trademark	October 25, 2023	February 11, 2025	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to federal, state and local laws applicable to restaurant operations, alcohol service, employment, consumer protection and franchising. In particular, its restaurant operations require ongoing compliance with food service, health and liquor licensing requirements, including applicable Oregon alcohol licensing and alcohol service permit rules. Additionally, the Issuer's franchise business is subject to the FTC Franchise Rule and certain states require franchise registration or filing before franchises may be offered or sold in or into those states. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current, pending or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	20%	$15,000	5.51%**	$68,100
Second Portland Location (1)	32%	$24,000	37.80%	$466,830
Additional Headcount to Corporate Team (2)	20%	$15,000	23.62%	$291,655
General Operational Expense (3)	28%	$21,000	33.07%	$408,415
Total	**100%**	**$75,000**	**100%**	**$1,235,000**

*Excludes onboarding fees of $7,500.00.
**Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay to the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) an amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) six percent (6%) of any amounts raised exceeding $100,000.01. The percentage in the *"% of Proceeds if Maximum Offering Raised"* column in the table above reflects this blended rate. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) Second Portland Location: The Issuer expects to use a significant portion of the net proceeds to support the development of a second Portland location. These funds are expected to be used for buildout costs, furniture, fixtures and equipment, initial inventory, staffing, pre-opening expenses, and approximately three months of initial operating expenses following opening.

(2) Additional Corporate Headcount: The Issuer expects to use a portion of the net proceeds to expand its corporate team in order to support growth. These funds are expected to be used primarily to add personnel focused on franchise development, franchise support, training, and other functions needed to scale the business.

(3) General Operational Expenses: The Issuer expects to use a portion of the net proceeds for general operational expenses and company-wide overhead. These funds may be used for marketing, legal, contract work, administrative support, and other general working capital and operating needs of the business.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jennifer Nguyen	CEO, President, Founder and Director	CEO, President, Founder and Director of The Sports Bra Hold Co., 2024 – Present Responsible for strategy and general CEO duties President of the Sports Bra Portland, 2021 – Present Responsible for strategy and general CEO duties	Western Washington University, B.A. in Psychology and minor in English, 2002; Western Culinary Institute - Le Cordon Bleu, A.A. in Culinary Arts, 2003
Lindsey Schalock	Director of Franchise Development	Director of Franchise Development of The Sports Bra Hold Co., 2025 – Present (Franchise Trainer from 2024 to 2025) Responsible for franchise development Program Director for Willamette Advisors (formerly Bloom Revenue) 2022 – Present Responsible for managing tax document compliance, payroll operations, and the accuracy of organizational records.	Oregon State University. B.S. in Nutritional Sciences and minor in Chemistry. 2007.
Deborah Pleva	Senior Vice President of Marketing and Operations	Senior Vice President of Marketing Operations of The Sports Bra Hold Co., 2025 – Present (Vice President of Engagement for 2025) Responsible for marketing and operations. Senior Director of Communications of Girls on the Run International, 2022 – 2024 Responsible for marketing and communications.	Northwestern University, B.S. in Journalism, 1993; University of Pittsburgh, MBA, 1999

| Andrea Kelsey | General Manager | General Manager of The Sports Bra Hold Co., 2026 – Present

Responsible for overall management of daily service execution, budget and profitability management, inventory control, and guest experience.

Director of Food & Beverages for Somos Management and Pacificap Development, 2019 – 2026

Responsible for driving revenue and profitability through strategic planning and financial performance management. | Attended University of Oregon/Lane College, Criminal Justice, 2009 |

Biographical Information

Jennifer (Jenny) Nguyen: Jenny is the CEO, President, Founder and Director of the Company. She has been the Issuer's President and CEO since its inception in April 2024 and President of the Issuer's affiliate, The Sports Bra Portland, since its inception in December 2021. Between May 2015 and January 2022, Jenny worked for Pony and Peanut Properties. She is based in Portland, Oregon.

Lindsey Schalock: Lindsey is the Issuer's Director of Franchise Development since February 2025. She previously served as the Issuer's Franchise Trainer from July 2024 to February 2025. Lindsey is also currently the Program Director for Willamette Advisors (formerly Bloom Revenue) since January 2022. From March 2017 to January 2021, she was the Director of Dining Services at Bon Appetit at Willamette University in Salem, Oregon. Lindsey is based in Keizer, Oregon.

Deborah Pleva: Deborah has managed the Issuer's media relations since its inception. She has served as Vice President of Engagement of the Issuer's Parent since February 2025 and now serves as the Issuer's SVP of Marketing and Operations. She previously served as the Senior Director of Communications for Girls on the Run International from June 2022 to February 2024. Deborah has also served as the Principal for Pleva Consulting since August 2005. She is based in Portland, Oregon.

Andrea Kelsey: Andrea serves as the Issuer's General Manager. She previously served as Director of Food & Beverage for Somos Management and Pacificap Development from April 2019 to January 2026. Andrea has also served as Director of Events for Zocalo, Seattle Boy's Club from March 2016 to November 2019. She is also the Founder and President of Artie's Shave Ice, Party Boy Ice LLC, established in 2023. Andrea is based in Portland, Oregon.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 11,111,111 shares of Common Stock, par value $0.00001 per share (the "***Common Stock***"). Additionally, the Issuer has established the Sports Bra Hold Co. 2024 Equity Incentive Plan, for which 1,111,111 shares are reserved for issuance thereunder.

As of the date of this Form C, 10,000,000 shares of Common Stock are issued and outstanding. Additionally, the Issuer has 348,425 options to purchase Common Stock issued and outstanding under the 2024 Equity Incentive Plan. Additionally, 762,686 shares are reserved and available for issuance under The Sports Bra Hold Co. 2024 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	80.86%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock under The Sports Bra Hold Co. 2024 Equity Incentive Plan
Shares Issuable Upon Exercise	348,425*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	2.82%

*A portion of these options remain subject to vesting requirements.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$575,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,750,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	8.37%

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,330,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $14,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	7.95%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Prosper Portland Loan
Principal Amount Outstanding	$108,749 (as of December 31, 2025)
Interest Rate and Amortization Schedule	8% per annum Installment payments, including principal and interest, of $2,120.50 monthly.
Description of Collateral	Secured
Maturity Date	March 1, 2031

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jennifer Nguyen	10,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of March 31, 2026, the Issuer had an aggregate of $420,406 in cash and cash equivalents, leaving the Issuer with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Issuer may concurrently undertake to raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation cap of $12,000,000. Although the Securities provide a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the Form C, potential Investors should consider whether achievement of the Issuer's goals will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in achieving these goals and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$575,000	1	Research & Development and General Working Capital	April 16, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,330,000	6	Research & Development and General Working Capital	Various dates between December 2024 and February 2026	Section 4(a)(2)
Option to Purchase Common Stock	$0	348,425*	N/A	September 18, 2025 & March 3, 2026	Rule 701

*A portion of these awards remain subject to vesting requirements.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

a) Following the Issuer's incorporation as a Delaware corporation in April 2024, owner draws were no longer permitted. Amounts previously withdrawn by Jennifer Nguyen, the Issuer's Chief Executive Officer, Founder and controlling stockholder, were reclassified on the Issuer's books as a due from related party. As of December 31, 2025 and December 31, 2024, the outstanding balance of such due from related party was $42,005. This amount is non-interest bearing, unsecured, and has no formal repayment schedule. Management expects the balance to be repaid over time.

b) A previously recorded $10,000 loan from a related party was formally forgiven and treated as a personal gift to Jennifer Nguyen. As a result, the Issuer has no remaining obligation with respect to that amount.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://thesportsbraofficial.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

The Sports Bra Hold Co.
(Issuer)

By:/s/
(Signature)

Jennifer Nguyen
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jennifer Nguyen
(Signature)

Jennifer Nguyen
(Name)

Director
(Title)

May 5, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

THE SPORTS BRA HOLD CO.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets 2

Consolidated Statements of Operations 3

Consolidated Statements of Changes in Stockholders' Deficit.. 4

Consolidated Statements of Cash Flows 5

Notes to Consolidated Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
The Sports Bra Hold Co.
Portland, Oregon

We have reviewed the accompanying consolidated financial statements of The Sports Bra Hold Co. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 4, 2026
Calabasas, California

THE SPORTS BRA HOLD CO.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	478,062	$	425,425
Accounts Receivable		10,274		38,872
Inventory		59,316		57,332
Due From Related Parties		42,005		42,005
Prepaids and Other Current Assets		31,950		4,992
Total Current Assets		**621,607**		**568,627**
Property and Equipment, net		22,192		8,693
Right-of-Use Asset		-		3,660
Intangible Assets		37,458		39,532
Security Deposit		3,660		5,660
Total Assets	$	**684,917**	$	**626,172**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT				
Current Liabilities:				
Accounts Payable	$	65,338	$	86,294
Credit Cards		18,134		16,299
Current Portion of Loans and Notes		17,244		16,051
Lease Liability, current portion		-		3,660
Deferred Revenue		209,000		10,000
Other Current Liabilities		60,070		45,311
Total Current Liabilities		**369,786**		**177,616**
Loans and Promissory Notes, net of current portion		91,505		108,749
Simple Agreement for Future Equity		2,088,975		806,438
Lease Liability, net of current portion		-		0
Total Liabilities		**2,550,266**		**1,092,803**
STOCKHOLDERS' DEFICIT				
Common Stock		100		100
Additional Paid in Capital		29,431		27,512
Accumulated Deficit		(1,894,880)		(494,243)
Total Stockholders' Deficit		**(1,865,349)**		**(466,631)**
Total Liabilities and Stockholders' Deficit	$	**684,917**	$	**626,172**

See accompanying notes to consolidated financial statements.

THE SPORTS BRA HOLD CO.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	1,021,372	$	1,247,413
Cost of Goods Sold		708,571		880,947
Gross Profit		**312,801**		**366,466**
Operating Expenses				
General and Administrative		1,253,505		741,433
Research and Development		380		880
Selling and Marketing		120,013		161,521
Total Operating Expenses		**1,373,898**		**903,833**
Operating Loss		**(1,061,096)**		**(537,368)**
Interest Expense		9,434		12,705
Other Loss/(Income)		2,569		(7,682)
Fair Value in Excess of Stated Value of SAFEs		327,538		31,438
Loss Before Provision for Income Taxes		**(1,400,637)**		**(573,829)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(1,400,637)**	$	**(573,829)**

See accompanying notes to consolidated financial statements.

THE SPORTS BRA HOLD CO.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance—December 31, 2023	**-**	**$ -**	**$ -**	**$ 79,586**	**$ 79,586**
Formation of Holding Company and Stock Issuance	10,000,000	100	27,512	-	27,612
Net Loss	-	-	-	(573,829)	(573,829)
Balance—December 31, 2024	**10,000,000**	**$ 100**	**27,512**	**$ (494,243)**	**$ (466,631)**
Share-Based Compensation	**-**	**-**	1,918	**-**	1,918
Net Loss	-	-	-	(1,400,637)	(1,400,637)
Balance—December 31, 2025	**10,000,000**	**$ 100**	**$ 29,431**	**$ (1,894,880)**	**$ (1,865,349)**

See accompanying notes to consolidated financial statements.

THE SPORTS BRA HOLD CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,400,637)	$	(573,829)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		5,097		2,173
Amortization of Intangibles Assets		4,864		2,026
Share-Based Compensation		1,918		-
Fair Value in Excess of Stated Value of SAFEs		327,538		31,438
Changes in Operating Assets and Liabilities:				
Accounts Receivable		28,598		(38,872)
Inventory		(1,984)		(6,982)
Prepaids and Other Current Assets		(26,957)		27,112
Due From Related Parties		-		(42,005)
Accounts Payable		(20,956)		86,294
Deferred Revenue		199,000		10,000
Credit Cards		1,835		(7,254)
Other Current Liabilities		14,759		17,433
Security Deposit		2,000		(2,000)
Net Cash Used In Operating Activities		**(864,926)**		**(494,467)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(18,596)		980
Purchases of Intangible Assets		(2,790)		(41,559)
Net Cash Used in Investing Activities		**(21,386)**		**(40,579)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		.		27,612
Proceeds/(Repayment) of Promissory Notes and Loans		(16,051)		(30,030)
Proceeds from Issuance of Simple Agreement for Future Equity		955,000		775,000
Net Cash Provided by Financing Activities		**938,949**		**772,582**
Change in Cash		**52,637**		**237,536**
Cash —Beginning of The Year		425,425		187,889
Cash—End of The Year	$	**478,062**	$	**425,425**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	9,434	$	12,705
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATION

The Sports Bra Hold Co. was incorporated on April 1, 2024, in the State of Delaware. The Company has two subsidiaries: The Sports Bra LLC, which was organized on December 17, 2021, in the State of Oregon and operates the Company's restaurant business, and The Sports Bra Franchise LLC, which was organized on April 18, 2024, to conduct the Company's franchise operations. The consolidated financial statements include the accounts of The Sports Bra Hold Co. and its wholly owned subsidiaries, The Sports Bra LLC and The Sports Bra Franchise LLC. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements of The Sports Bra Hold Co. (the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Portland, Oregon.

The Sports Bra is the world's first sports bar exclusively televising women's sports. This family-friendly bar and restaurant offers delicious food, great drinks, and an inclusive space that supports, empowers, and promotes women athletes and women in the community. This industry-shifting concept has sparked a global movement in hospitality. The Sports Bra also hosts community-centered events, including a large Pride celebration, and sells branded merchandise both on-site and online. The company is also a franchisor.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries the Sports Bra LLC and the Sports Bra Franchise LLC over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash & cash equivalents exceeded FDIC insured limits by $93,346 and $57,182, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	3-5 years
Furniture + Fixtures	5-10 years
Leasehold Improvements	15 years

Intangible Assets
Intangible assets with finite live, such as trade names, logos and website development, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue from the sale of food and beverages at its restaurant and bar, the sale of merchandise both online and at the restaurant, event planning services hosted at the restaurant and bar, publicity income from paid speaking engagements, brand licensing arrangements, royalty income, and brand development activities.

Cost of Goods Sold
Cost of sales include the cost of food and alcohol, merchandise costs, both online and in-restaurant, and a small number of non-alcoholic beverages.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $120,013 and $161,521, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.
Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2025		2024
Prepaid Expenses	$	20,234	$	4,992
Prepaid Taxes		11,716		-
Total Prepaids and Other Current Assets	$	**31,950**	$	**4,992**

Other current liabilities consist of the following:

As of December 31,		2025		2024
Accrued Payroll	$	18,867	$	10,766
Accrued PTO/Holiday		4,743		-
Gift Cards		23,424		19,254
Other Payroll Liabilities		13,024		15,291
Sales Tax		13		-
Total Other Current Liabilities	$	**60,070**	$	**45,311**

4.   INVENTORY

Inventory consists of the following:

As of December 31,		2025		2024
Alcohol Inventory	$	6,861	$	8,732
Food Inventory		5,360		7,362
Merchandise Inventory		46,328		40,197
Other Inventory		766		1,041
Total Inventory	$	**59,316**	$	**57,332**

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 18,304	$ 10,866
Furniture and Fixtures	4,880	-
Leasehold Improvements	6,278	-
Property and Equipment, at cost	**29,462**	**10,866**
Accumulated Depreciation	(7,270)	(2,173)
Property and Equipment, net	**$ 22,192**	**$ 8,693**

Depreciation expense for the years ended December 31, 2025 and 2024 was $5,097 and $2,173, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Trademark	$ 36,848	$ 34,059
Website Development	7,500	7,500
Intangible Assets, at cost	**44,348**	**41,559**
Accumulated Amortization	(6,890)	(2,026)
Intangible Assets, net	**$ 37,458**	**$ 39,532**

Amortization expense for the years ended December 31, 2025 and 2024 was $4,864 and $2,026, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period	Amortization Expense
2026	4,907
2027	4,124
2028	2,457
2029	2,457
Thereafter	23,513
Total	**$ 37,458**

7. LEASES

The Company had one operating lease for its business premises, which matured in January 2025. Monthly lease payments were $3,660 and included escalation clauses. Rent expense was recognized on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2025 and 2024 were 0 years and 0.08 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2025, and 2024 were 0% and 10%, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $3,660 and $43,920 for the years ended December 31, 2025 and 2024, respectively.

8. DEBT

Promissory Notes and Loans

The Company had outstanding term loans. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan - Prosper Portland	$ 150,000	8.00%	03/23/2022	03/01/2031	$ 17,244	$ 91,505	$ 108,749	$ 16,051	$ 108,749	$ 124,801
Total					$ 17,244	$ 91,505	$ 108,749	$ 16,051	$ 108,749	$ 124,801

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	2025	2024
SAFE - 2024	2024	$ 5,750,000	$ 575,000	0%	$ 575,000	$ 575,000
SAFE - 2024	2024	$ 14,000,000	$ 200,000	20%	200,000	200,000
SAFE - 2025	2025	$ 14,000,000	$ 955,000	20%	955,000	-
Fair Value in Excess of Stated Value of SAFEs					358,975	31,438
Total SAFE(s)			$ 1,730,000		$ 2,088,975	$ 806,438

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences). The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

9. SHARE BASED COMPENSATION

During 2024, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,111,111 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	-	-	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	-	$ -	-
Exercisable Options at December 31, 2024	-	$ -	-
Granted	193,333	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	193,333	$ 0.05	9.30
Exercisable Options at December 31, 2025	47,500	$ 0.05	9.30

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $1,918 and $0, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 11,111,111 shares of common stock with par value of $0.00001. As of December 31, 2025, and 2024, 10,000,000 shares and 10,000,000 shares of common stock, respectively, have been issued and were outstanding.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (400,582)	$ (47,794)
Valuation Allowance	400,582	47,794
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (448,376)	$ (47,794)
Valuation Allowance	448,376	47,794
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,567,749. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

12.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   RELATED PARTY TRANSACTIONS

In April 2024, the Company was incorporated as a C Corporation. Upon incorporation, owner draws were no longer permitted. Amounts withdrawn by the shareholder, Jennifer Nguyen, subsequent to incorporation were reclassified as a Due from the related party. As of December 31, 2025, and December 31, 2024, the outstanding balance was in the amount of $42,005. Management expects these amounts to be repaid over time. The note is non-interest bearing and does not have a formal repayment schedule.

During the period, a previously recorded loan in the amount of $10,000 from a related party was formally forgiven and converted into a personal gift to Jennifer Nguyen. As a result, the Company has no remaining obligation related to this amount.

14.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,061,096, an operating cash outflow of $864,926 and liquid assets in cash of $478,062, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

15.   SUBSEQUENT EVENTS

On January 27, 2026, the Company issued SAFE in amount of $25,000, with valuation cap of $14,000,000 and discount rate of 80%.

On February 5, 2026, the Company issued SAFE in amount of $150,000, with valuation cap of $14,000,000 and discount rate of 80%.

On March 3, 2026, the Board of Directors approved, by written consent, the grant of stock options under the Company's 2024 Equity Incentive Plan to purchase an aggregate of 155,092 shares of common stock at an exercise price of $0.05 per share, which the Board determined to be not less than the fair market value of the Company's common stock based on the most recent independent valuation. These options vest over defined service periods and have a contractual term of ten years.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

The Sports Bra Hold Co.

SAFE
(Simple Agreement for Future Equity)

Series 2026

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "***Investor***", and together with all other Series 2026 SAFE holders, "***Investors***") of $[AMOUNT] (the "***Purchase Amount***") on or about [DATE OF SAFE], The Sports Bra Hold Co., a Delaware corporation (the "***Issuer***"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "***Discount***" is 20%.

The "***Pre-Money Valuation Cap***" is $12,000,000.

See Section 2 for certain additional defined terms.

1. EVENTS

Equity Financing Event. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the ***Conversion Price*** (such Conversion Price, the "***Equity Financing Price***").

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "***Cash-Out***

Amount") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "***Conversion Amount***").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   DEFINITIONS

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer

having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions fail to retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock of the Issuer having par value per share of $0.00001.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Custodian**" means BitGo Trust Company, Inc. and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any

SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock, if any, of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3.   CUSTODIAN; SECURITIES ENTITLEMENT

(a)   The Issuer and the Investor appoint and authorize the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4.   ISSUER REPRESENTATIONS, WARRANTIES AND COVENANTS

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(c)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the

knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(d)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(e)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(f)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(g)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   INVESTOR REPRESENTATIONS, WARRANTIES, AND COVENANTS

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general

application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "***Securities***") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom (and the Investor's beneficial interest therein).

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6.   TRANSFER RESTRICTIONS

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 6(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 5</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in <u>Section 5</u> and the undertaking set out in <u>Section 6(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE (**"*Transfer*"**), the party accepting transfer (**"*Transferee*"**) must pass and continue to comply with any applicable know your customer (**"*KYC*"**) and anti-money laundering (**"*AML*"**) policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   TOKENIZATION AND FRACTIONALIZATION

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens (**"*Tokens*"**) on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8.   MISCELLANEOUS

(a)   The Investor agrees to execute an Omnibus Nominee Trust Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Trust Agreement contemporaneously with this SAFE will render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's Board to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified only at the direction of the CEO of the Issuer (the "*Lead*"). The Lead shall act in accordance with the principals of good faith and fair dealing in the performance of their role as Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian, through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian, shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 15 miles of Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **ISSUER: The Sports Bra Hold Co**

By: By:

Name: Name/Title: Jennifer Nguyen, Chief Executive Officer

Date: Date:

                                                              Email:
                                                              ownapieceofthebra@thesportsbraofficial.com

                                                              Address:
                                                              2512 NE Broadway,
                                                              Portland, OR 97232

EXHIBIT C

Custodial Services Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;

(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;

(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1.   Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2.   General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3.   Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to

attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b)   Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a)   Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b)   The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c)   To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. **Security; Client Responsibilities.**

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. **Taxes.** The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. **Third Party Providers.** Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

  i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

  ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

  iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

  iv. Custodian service partners are unable to support Client's use;

  v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

  vi. Client fails to pay fees for a period of 90 days; or

  vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

7.1.   **By Client.** Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.　　　　　**[CLIENT NAME]**

By:　　　　　　　　　　　　　　　　By:

Name:　　　　　　　　　　　　　　Name:

Title:　　　　　　　　　　　　　　Title:

Date:　　　　　　　　　　　　　　Date:

Address for Notice:　　　　　　　　Address for Notice:

6216 Pinnacle Place
Suite 101
Sioux Falls, SD 57108　　　　　　　_____
Attn: Legal
Email: legal@bitgo.com　　　　　　_____

　　　　　　　　　　　　　　　　_____

　　　　　　　　　　　　　　　　Attn:

　　　　　　　　　　　　　　　　Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	
MMI wallets (exclusive of NFT holdings)	$_____
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I. **MMI SERVICES**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II. **NFT SERVICES:** See https://www.bitgo.com/legal/nft-service-terms

III. **STAKING SERVICES:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit

transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays

in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party,

any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1. **Appointment**. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   <u>Revocation</u>. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5.   <u>No Beneficial Interest</u>. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. <u>Instructions From the Beneficial Owner</u>. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; <u>provided</u>, <u>however</u>, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument <u>provided</u>, <u>further</u>, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall <u>not</u> do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. <u>Signatures Required</u>. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. <u>Indemnification</u>. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; <u>provided</u>, <u>however</u>, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

Video Transcript

VIDEO TRANSCRIPT

Hi, I'm Jenny Nguyen, founder and CEO of The Sports Bra. I would love to show you our iconic spot. Follow me.

Portland was just the beginning. We want you to join us and our campaign to help grow women's sports fandom. There are thousands of sports bars in the U.S. Guess how many were dedicated to women's sports? Zero.

People want to watch women's sports, but there is a lack of places dedicated to that fandom.

The gap between women's sports fandom and the lack of spaces to celebrate it, has created a tremendous opportunity in hospitality. With our game-changing concept, we are disrupting a multi-billion-dollar sports bar industry.

And we changed the word bar to bra.

Women's sports revenue is projected to be $2.35 billion in 2025. That's a 300% increase in only three years.

Since 2022, we've seen an increase in teams, leagues, and then viewership and attendance records being shattered and shattered again.

We generated almost a million dollars in our first eight months of opening in our Portland location. Within our first year of operations, we locked in collaborations with Nike, Adidas, the WNBA, NWSL, and so many more.

We've generated over 1,000 media hits and 8 billion impressions. We're backed by Alexis Ohanian, co-founder of Reddit and the 776 Foundation. We know him better here as Serena Williams' husband.

And also, Renee Montgomery, WNBA all-star, executive, and part-owner of the Atlanta Dream.

This is truly one of the most promising markets in 2026 and beyond. We've already signed five franchise locations. Boston, Indianapolis, St. Louis, Las Vegas, and even the other Portland, Portland, Maine.

And we're set on opening 40 locations by 2030. We're projecting that our annual revenue will reach $75 million in four years.

In addition to our franchise expansion, with your investment, you can help us open a second Portland location. One that's much larger and a projected revenue of $2.4 million annually.



CROWDFUNDING CAMPAIGN

When the Sports Bar opened in April of 2022, we were the world's first sports bar dedicated to women's sports.

We started the women's sports bar movement. With your investment, you can help us expand, open more locations, support more women athletes, and create communities for more fandom all across the country.

We've always been a welcoming and inclusive community, and we would love for you to join us as we continue to build and grow The Sports Bra.

You started as a customer, and then you became a fan, and now you have the opportunity to become an investor in our community.

Help us change the channel on traditional sports bars in many more cities. Thank you so much for being a part of our community and for considering investing as we grow.

EXHIBIT F

Testing the Waters Communications

SOCIAL MEDIA

POST #1

Description:
How far we've come: The Bra and women's sports stats and facts. (carousel)
- ADD ONE ABOUT THE GROWTH OF THE WOMEN'S SPORTS INDUSTRY
- Proof of concept: We generated over $1M in revenue in our first 8 months alone.
- MVP Partners: We've locked in collaborations with Nike, adidas, and ESPN, and we're backed by Alexis Ohanian's 776 Foundation.

Full Carousel!

Caption:
Jenny Nguyen opened The Sports Bra back in 2022 because she was tired of seeing the women's game relegated to a tiny, muted screen in the corner of traditional sports bars. Jenny decided to change the channel and build a place for the growing community of fans, a place where women's sports are always on, and the volume is always up. It's been an incredible ride so far, and we aren't stopping anytime soon. Especially with the constantly growing momentum and rise of women's sports.

For our next phase of growth, we are focused on expanding The Bra nationally. We already have five franchise locations in the works, from Boston to Las Vegas (and even Portland, Maine), with a game plan to reach 40+ locations by 2030.

To help fuel this expansion, we are officially launching a public crowdfunding campaign on a platform called Republic. We want our community, especially the people who have been with us since the beginning, to actually Own a Piece of The Bra!

For more information about this campaign, click the link in our bio!
To commit to owning a piece of The Bra, fill out the form linked in our bio!




POST #2

Description:
Republic video

Caption:
It's game time! Your chance to Own a Piece of The Bra starts now

We've always said that women's sports are a team sport, and this fundraising journey is no different. We'd be honored to have all of you on the Sports Bra roster as we work to make sure the women's game is always on and the volume is always up, across the country.

We want you to have the opportunity to be more than a customer and fan. As we grow, both The Sports Bra and the women's sports community, we officially welcome you to Own a Piece of The Bra!

Our crowdfunding page on Republic is now live! Click the link in our bio to own a piece of the sports bar that is changing the channel every single day!

POST #3

Description:
[Investor quotes carousel](#)

Caption:
Behind every powerhouse business are the people who provide the belief, support, and capital to keep the momentum going.

We couldn't have reached this point without angel investors like these in our corner. As we continue to raise funds to expand our mission nationally, we want to recognize the people who have supported us so far.

Now, you can join them and own your own piece of The Bra! Click the link in our bio to learn more!



POST #4

Description:
Republic Video Snippet #2

Caption:

POST #5

Description:

WEBSITE

BLOG #1

Our Game Plan for the Future of The Sports Bra

Four years ago, we were just a 40-seat bar in Portland, Oregon, with a simple mission: to change the channel. Today, The Sports Bra is no longer just a bar. It's a movement.

And today, we have some major news to share.

What started as a "radical idea" has officially outgrown our four walls. While we were busy pouring pints and cheering for the WNBA and the NWSL, the world was waking up. Women's sports is no longer a "niche" market. It's a $2.3 billion global industry that is breaking viewership and attendance records every single season.

We've proven that the demand for a space like ours isn't just a Portland thing. It's an everywhere thing. From the thousands of messages we get asking, "When are you coming to my city?" to the incredible partners who have stepped up to help us franchise, the signal is clear: It's time to scale.

We are moving from a single location to a national footprint, with our first five franchise locations already in development and a roadmap to reach 40+ locations by 2030. But as we grow, we want to stay true to the community that put us on the map.

As we prepare to launch our official crowdfunding campaign on Republic, we want to share where we've been and exactly where we're going. If you've been waiting for the right moment to move from the sidelines to the front office, this is it.

The Momentum: Why Now?
The world has finally realized what we knew all along: Women's sports are a powerhouse.
- **A $2.3 Billion Industry:** Investment and viewership are at record highs.
- **The "Bra" Model Works:** In our first year alone, we generated nearly $1 million in revenue and welcomed fans from across the globe.
- **The "Starting Five":** We've already announced our first wave of franchise locations—our "Starting Five"—in **Boston, Indianapolis, Las Vegas, St. Louis,** and our namesake sibling in **Portland, Maine.**

The 2030 Vision

We aren't just opening a few more doors. We are building a national footprint. Our expansion strategy is built on a "playbook" that scales our culture, our inclusive environment, and our commitment to women-owned suppliers.

- **The Goal:** 40+ locations nationwide by 2030.
- **The Revenue Target:** $75M in annual revenue across the network.
- **The Impact:** Every new location creates a home for fans and a platform for women athletes in that community.

Campaign Details: How It Works

We chose **Republic** for our crowdfunding because we wanted our community—the fans who stood in line on opening day—to have a seat at the table.

Here is what you need to know:

- **Minimum Investment:** $250. We wanted to keep the barrier to entry low so our community can truly own a piece of the brand.
- **The Platform:** We'll be using Republic, a leader in private investing that makes the process secure and straightforward.
- **Early Access:** By signing up for our notification list, you'll be the first to know the second the "doors" to the investment page open.

Be the First to Know

The campaign isn't live just yet, but the roster is filling up. We are inviting our most loyal fans to get a sneak peek at the offering page and sign up for updates so you don't miss the tip-off.

[Button: Ready to invest? Submit your pledge]

[Button: View the Republic Preview Page]

[Button: Opt-In for Campaign Deep Dives]

We started this with a Kickstarter and a dream. Now, we're building a legacy. Let's show the world that when you bet on women, everyone wins.

BLOG #2

From Our Founder: Why We're Inviting You to the Front Office

By Jenny Nguyen, Founder of The Sports Bra

Four years ago, when we opened the doors of The Sports Bra in Portland, people called it a "radical idea." A sports bar where women's sports are the *only* thing playing? Some thought it was a niche experiment. Others thought it was a risk. And because we opened on April 1, some even thought it was a practical joke.

But we knew better. We knew that the fans were already there. They just didn't have a place to call home.

The Game Has Changed
Fast forward to today, and the niche has become a powerhouse. Women's sports is now a $2.3 billion global industry. The world hasn't just caught up; it's thirsty for more. We didn't just change the channel on the TV; we changed the conversation about what a sports bar can be.

As we celebrate our 4th birthday, I've been reflecting on what got us here. It wasn't just a business plan or a great menu—it was you. This community built The Sports Bra. You filled the seats, you cheered for the players, and you proved that there is a massive, untapped market for inclusive sports culture.

That's why, as we look toward the future, I didn't want to go to traditional big-box investors alone. I wanted to bring the community with us.

We have officially launched our public crowdfunding campaign on Republic. This is an invitation to move from the sidelines to the front office. We are scaling this proven model to new cities—with five franchises already in motion from Boston to Las Vegas—and a goal of 40+ locations and $75M in annual revenue by 2030.

Why Crowdfunding?
Because the spirit of "The Bra" has always been about accessibility and representation. By opening this up to the public, we're ensuring that the people who believe in the mission the most are the ones who own its future.

Whether you invest $250 or $25,000, you are helping us build a national footprint for women's sports. You aren't just betting on a bar; you're betting on a movement.

Join the Movement
The game is officially underway, and our Deal Page is live. I invite you to take a look at our vision, our numbers, and our roadmap for the next decade.

[Link: View the Offering on Republic]
Let's change the game, together.

— Jenny



CROWDFUNDING CAMPAIGN

When the Sports Bar opened in April of 2022, we were the world's first sports bar dedicated to women's sports.

We started the women's sports bar movement. With your investment, you can help us expand, open more locations, support more women athletes, and create communities for more fandom all across the country.

We've always been a welcoming and inclusive community, and we would love for you to join us as we continue to build and grow The Sports Bra.

You started as a customer, and then you became a fan, and now you have the opportunity to become an investor in our community.

Help us change the channel on traditional sports bars in many more cities. Thank you so much for being a part of our community and for considering investing as we grow.

JENNY EMAILS

STATUS	☑ ~~Jenny sent~~
EMAIL	admin@reneemontgomery.net paul@pgsports.com CC: deb@thesportsbraofficial.com
SUBJECT	PLS REVIEW | Video from The Sports Bra about investing
BODY	Hi Renee and Paul, I hope you're having a great WNBA draft week! We are preparing to launch our community crowdfunding campaign on Republic. We chose to partner with Republic because their mission to democratize investing aligns perfectly with our commitment to inclusivity. We want our fans and customers to join the movement and Own a Piece of The Bra. We mention your investment, so I'd love for you to check out our video that will live on our Republic Deal Page. We hope to go live fairly soon. Let us know by the end of the week if you have any issues with the video. If we don't hear from you or your team, we'll assume it's a go! Cheers! Jenny

STATUS	☑ ~~Jenny sent~~



EMAIL	a@sevensevensix.com l@776.org jenna.birch@sevensevensix.com CC: deb@thesportsbraofficial.com
SUBJECT	PLS REVIEW | Video from The Sports Bra about investing
BODY	Hi Alexis, Lissie, and I hope you're having a great WNBA draft week! We are preparing to launch our community crowdfunding campaign on Republic. We chose to partner with Republic because their mission to democratize investing aligns perfectly with our commitment to inclusivity. We want our fans and customers to join the movement and Own a Piece of The Bra. We mention your investment, so I'd love for you to video that will live on our Republic Deal Page We hope to go live fairly soon. Let us know by the end of the week if you have any issues with the video. If we don't hear from you or your team, we'll assume it's a go! Cheers! Jenny

F&F CAMPAIGN

FRIENDS & FAMILY CAMPAIGN

#1FE - Friends & Family Email	
FOCUS	Initial Outreach
TYPE	Customized, sent in email body
SENDER	Member of TSB team
AUDIENCE	Friends, family
TIMING	As soon as approved, a few weeks before launch
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	An invitation to Own a Piece of The Bra

Hi NAME,

I hope you've been well! I wanted to reach out with a quick update on The Sports Bra.

As you may know, The Bra opened back in 2022 because our founder, Jenny Nguyen, was tired of seeing the women's game relegated to a tiny, muted screen in the corner of traditional sports bars. She decided to change the channel and build a place where the volume is always up, and the community is always at the center. It's been an incredible ride, and we are gaining momentum with the rise of women's sports.

Here are a few highlights that we're particularly proud of:

- Proof of concept: We generated over $1M in revenue in our first 8 months alone.
- MVP Partners: We've locked in collaborations with Nike, adidas, and ESPN, and we're backed by Alexis Ohanian's 776 Foundation.
- Real-world impact: We helped bring the WNBA back to Portland. The Fire is officially coming home!

For our next phase of growth, we are focused on expanding The Bra nationally. We already have five franchise locations in the works, from Boston to Las Vegas (and even Portland, Maine), with a game plan to reach 40+ locations and $75M in annual revenue by 2030.

To fuel this expansion, we are officially opening up a public crowdfunding campaign through a platform called Republic. We want our community, especially the people who have been

FRIENDS & FAMILY CAMPAIGN

with us since the beginning, to actually Own a Piece of The Bra.

Would you join the movement and invest in The Sports Bra? The minimum investment is $250.
- If you're in, click here to let us know what amount you pledge to invest.
- If you'd like more details, click to check out our official offering page on Republic. (It's not live yet, but you can sign up to get notified when we launch.)

Let me know if you have any questions about this campaign. And thanks for considering joining us at this pivotal time in our growth!

Cheers,
Jenny

P.S. Our goal is to have many supporters invest immediately to get the campaign off to a strong start. Please consider pledging today!

Include disclaimer?	☐ Yes ☐ No

#2FE - Friends & Family Email	
FOCUS	Email after call
TYPE	Customized, sent in email body
SENDER	Member of TSB team
AUDIENCE	Friends, family
TIMING	After email #1 and a conversation about investing
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Great catching up, a look at our game plan
Hi NAME, Thanks so much for taking the time to chat earlier. It was really great to reconnect and share more about where we're headed.	

FRIENDS & FAMILY CAMPAIGN

As promised, I'm sending over our latest investor deck. It goes a bit deeper into the stats behind our expansion and how we're scaling the Portland flagship's community vibe to 40+ locations.

If you're feeling as inspired as we are and think you can support the campaign, click here to let us know what you pledge to invest. Having our early believers lined up helps us build the home court advantage we need for a successful public launch.

I also wanted to share a bit more about Republic, the platform we're using to host the raise. They've supported over 600 companies and have a global community of over 2 million investors. They make the process of Owning a Piece of The Bra seamless and secure.

- About Republic
- Why Invest?
- Check out some current offerings

Thanks again for your time.

- If you're in, click here to let us know what amount you pledge to invest.
- If you'd like more details, click to check out our official offering page on Republic. (It's not live yet, but you can sign up to get notified when we launch.)

Even if you aren't in a position to invest right now, having you cheering for us means a lot. Let me know if any other questions popped up after our call!

Warmly,

| Include disclaimer? | ☐ Yes |
| | ☐ No |

#3FE - Friends & Family Email	
FOCUS	Checking in
TYPE	Customized, sent in email body
SENDER	Member of TSB team
AUDIENCE	Friends, family
TIMING	After #2, a week before launch

FRIENDS & FAMILY CAMPAIGN

REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	We're almost at tip-off! 🏀

Hi NAME,

I hope your week is going well!

We are getting so close to officially launching our investment campaign on Republic, so I wanted to check in and see how you're feeling about potentially joining the roster as an investor. If you're in, click here to fill out a form with a few details about your investment plans. Remember, you can sign up on our deal page to get updates directly from Republic when our fundraising goes live.

One of the reasons we chose Republic is that they make it possible for everyone to get in the game. You don't have to be an accredited investor to participate. Whether it's a little or a lot, every bit of support helps us build the momentum we need.

In the world of crowdfunding, early numbers matter. The more investors we bring in at the start, the more Republic's algorithm takes notice and begins marketing our mission to their global community of 2M+ investors. It's the ultimate team effort.

Let me know if you'd like to chat over the next few days to answer any final questions.

- If you're in, click here to let us know what amount you pledge to invest.
- If you'd like more details, click to check out our official offering page on Republic. (It's not live yet, but you can sign up to get notified when we launch.)

Cheers,
NAME

Include disclaimer?	☐ Yes ☐ No

#4FE - Friends & Family Email	
FOCUS	We're live!
TYPE	Customized, send in email body

FRIENDS & FAMILY CAMPAIGN

SENDER	Member of TSB Team
AUDIENCE	Friends, family
TIMING	As soon as page is live
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	It's game time! Own a Piece of The Bra starts now 🏀

Hi NAME,

Following up on our last conversation, I wanted you to be one of the first people to know that The Sports Bra is officially live on Republic!

You can check out our campaign and join the investor roster right here on our deal page, and own a piece of The Bra. I've also attached a brief deal summary that gives a play-by-play of the offering and our vision for the next 40 locations.

It is incredibly exciting to be part of this movement, not just growing a business, but opening up this investment so our community members can truly own a piece of the space they helped build.

We've always said that women's sports are a team sport, and this fundraising journey is no different. We'd be honored to have you on the roster as we work to make sure the women's game is always on, and the volume is always up, across the country.

If you have any trouble navigating the investment process on Republic, just let me know and I'll reach out to their team on your behalf.

Thank you for cheering us on and being part of this pivotal moment with us!

Warmly,
NAME

Include disclaimer?	☐ Yes ☐ No

#1FT - Friends & Family Text

FRIENDS & FAMILY CAMPAIGN

FOCUS	Invitation to learn
TYPE	Singular text
SENDER	TSB team members
AUDIENCE	Friends, family
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	NA
Hope things are going well. Big news: The Sports Bra is officially launching a crowdfunding campaign in the coming weeks! We're inviting our inner circle to Own a Piece of The Bra as we expand nationally. I'd love to catch up and tell you more about the game plan. No pressure at all. Just wanted to get fans of The Bra involved. Let me know if you have a window to chat soon!	
Include disclaimer?	☐ Yes ☑ ~~No~~

#2FT - Friends & Family Text	
FOCUS	Text after chat
TYPE	Singular text
SENDER	TSB team members
AUDIENCE	Friends, family
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	NA

FRIENDS & FAMILY CAMPAIGN

Great chatting the other day. We're finally 2 weeks out from launch! 🏀 Can we count on your support to help us kick things off? You can Own a Piece of The Bra for as little as $250. Let me know!	
Include disclaimer?	☐ Yes ☑ ~~No~~

#3FT - Friends & Family Text	
FOCUS	Follow-up Text
TYPE	Singular text
SENDER	TSB team members
AUDIENCE	Friends, family
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	NA
Just wanted you to be the first to know that we are officially LIVE on Republic! 🏀You can join the investment roster and Own a Piece of The Bra here: Link. Early traction is huge for us to show the world the power of women's sports, so now is the time to get in the game. Let me know if you have any questions!	
Include disclaimer?	☐ Yes ☑ ~~No~~

BIZ VIP CAMPAIGN

BIZ VIP CAMPAIGN

INDUSTRY FRIENDS - JENNY TO SEND
    Email #1 - Money (link to form)
-    Email #2 - Money (link to deal page) and Share (link to assets)

#1B	
FOCUS	Pledge to Invest
TYPE	Body of email
SENDER	Jenny
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	An invitation to Own a Piece of The Bra

Hi NAME,

I hope you've been well! I wanted to reach out with a quick update on The Sports Bra.

As you may know, The Bra opened back in 2022 because I was tired of seeing the women's game relegated to a tiny, muted screen in the corner of traditional sports bars. I decided to change the channel and build a place where the volume is always up, and the community is always at the center. It's been an incredible ride, and we are gaining momentum with the rise of women's sports.

Here are a few highlights that we're particularly proud of:

- Proof of concept: We generated over $1M in revenue in our first 8 months alone.
- MVP Partners: We've locked in collaborations with Nike, adidas, and ESPN, and we're backed by Alexis Ohanian's 776 Foundation.
- Real-world impact: We helped bring the WNBA back to Portland. The Fire is officially coming home!

For our next phase of growth, we are focused on expanding The Bra nationally. We already have five franchise locations in the works, from Boston to Las Vegas (and even Portland, Maine), with a game plan to reach 40+ locations and $75M in annual revenue by 2030.

BIZ VIP CAMPAIGN

To fuel this exciting expansion, we are officially opening up a public crowdfunding campaign. We want our community, especially the people like you who have been with us since the beginning, to actually Own a Piece of The Bra.

Would you join the movement and invest in The Sports Bra? The minimum investment is $250.
- If you're in, click here to let us know what amount you pledge to invest.
- If you'd like more details, click to check out the our official offering page on Republic. (It's not live yet, but you can sign up to get notified when we launch.)

Let me know if you have any questions about this campaign. And thanks for considering joining us at this pivotal time in our growth!

Cheers,
Jenny

P.S. Our goal is to have many supporters invest immediately to get the campaign off to a strong start. Please consider pledging today!

Include disclaimer?	☐ Yes ☐ No

#1FE - Friends & Family Email	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	
Hi NAME,	

BIZ VIP CAMPAIGN

I wanted you to be one of the first people to know that The Sports Bra is officially live on Republic! You can check out our campaign and join the investor roster right here on our deal page, and own a piece of The Bra. I've also attached a brief deal summary that gives a play-by-play of the offering and our vision for the next 40 locations.

We've always said that women's sports are a team sport, and this fundraising journey is no different. We'd be honored to have you on the roster as we work to make sure the women's game is always on, and the volume is always up, across the country.

We'd also love for you to consider sharing our campaign with others in your network. Here's a link to our Cheerleader Toolkit with social media graphics and text you can customize and share on social media or via email. We greatly appreciate you amplifying our campaign.

Thank you for cheering us on and being part of this pivotal moment with us!

Warmly,
NAME

| Include disclaimer? | ☐ Yes |
| | ☐ No |

INVESTOR CAMPAIGN

PREVIOUS AND NEW INVESTORS

#1SPV	
FOCUS	
TYPE	
SENDER	
AUDIENCE	SPV Investors
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Hi [Name],

I hope you've been well! Since you joined the SPV in [Year], the momentum has been incredible, and I wanted to reach out with a quick look at how we've scaled since your initial investment.

We've moved past proof-of-concept and into a high-growth phase. A few key highlights:
- Revenue Velocity: We hit $1M+ in revenue in our first 8 months with a high-efficiency model (~$25k per seat).
- The Franchise Playbook: We've officially signed our first five franchise locations, adding Portland, Maine to the initial grou of four.
- Major League Partnerships: We've formalized collaborations with Nike, adidas, and ESPN to fuel the brand's national footprint.
- Cultural Win: We played a central role in Portland's successful WNBA expansion bid—The Fire is officially coming home.

For our next phase, we are focused on rapid national expansion, with a game plan to reach 40+ locations and $75M in annual revenue by 2030. To fuel this rollout, we are opening up a public crowdfunding campaign on Republic to turn our massive community of fans into owners.

Given your early belief in The Bra, we'd love to have your support once more as we scale. If you're in for another round, click here to let us know what amount you pledge to invest.Let me know if you're interested in joining this round and/or if you're willing to share news with

PREVIOUS AND NEW INVESTORS

your network about this opportunity. Best, [Your Name]	
Include disclaimer?	☐ Yes ☐ No

#2SPV	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Subject: Investment Opportunity: The Sports Bra is going national 🏀

Hi [Name],

My name is [Your Name] and I am the [Title] of **The Sports Bra**. I wanted to reach out because I saw your work with **[List of Companies]**, and given your interest in [Industry/Women's Sports/Scale], I believe our mission would be a strong fit for your portfolio.

The Sports Bra is solving a glaring gap in the $100B+ sports bar industry: despite the massive growth in women's sports, there was no dedicated space to watch them. We've turned "change the channel" into a high-growth business model. Since our launch in 2022, we've proven that the demand isn't just local—it's global.

PREVIOUS AND NEW INVESTORS

A few highlights from the roster:

- **Proven Unit Economics:** Our Portland flagship generated $1M+ in revenue in its first 8 months, with a high-efficiency model of ~$25k per seat.
- **National Expansion:** We've officially signed our first five franchise locations, including major markets like Boston and Las Vegas.
- **Heavyweight Partners:** We've formalized collaborations with Nike, adidas, and ESPN to fuel our brand's national footprint.
- **Market Tailwinds:** We are scaling alongside a women's sports market projected to hit $2.35B this year (a 300% increase since 2021).

For our next phase of growth, we are focused on **rapid national expansion**, with a goal of 40+ locations and $75M in annual revenue by 2030. We are currently raising capital to fuel this rollout and would love to discuss having you on the team.

Do you have 15 minutes next week to catch up? I'd love to walk you through our franchise playbook and the roadmap ahead.

Best,

[Your Name] [Link to Deck/Website]

Include disclaimer?	☐ Yes ☐ No

#3SPV	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic

PREVIOUS AND NEW INVESTORS

STATUS	
SUBJECT	

Subject: Follow-up: The Sports Bra x [Investor Name] 🏀

Hi [Name],

Thanks so much for the call earlier. It was great to chat about the traction we're seeing and our game plan for national expansion. As promised, I've attached our current deck and some information on **Republic**, the platform hosting our current offering.

We chose Republic because their mission of democratizing investment perfectly aligns with our mission of inclusivity in sports. They are a global fintech leader that has deployed over **$1.5 billion** in investments and supported over 600 companies across a 2M+ member community.

The Playbook:

- **Our Deck:** [Link to Pitch Deck]
- **The Campaign:** [Link to Republic Offering]
- **Why Republic:** They make the investment process seamless for both institutional angels and our community of fans. You can learn more about their ecosystem **[here]**.

I'll keep you posted as we hit our next funding milestones. We'd love to have your expertise and support on the roster as we scale to 40+ locations.

Let me know if any other questions come up as you review the materials!

Best,

[Your Name]

Include disclaimer?	☐ Yes ☐ No

#4SPV	
FOCUS	
TYPE	

PREVIOUS AND NEW INVESTORS

SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Hi [Name],

I'm excited to share that **The Sports Bra** is officially live on Republic!

You can check out our live campaign page here: **[Link to Republic Campaign]**

I've also attached a brief **Deal Summary** to this email, which provides a high-level overview of our current traction, our franchise expansion roadmap, and the specific terms of this offering.

It is incredibly exciting to be part of this leap forward in democratizing the investment market—allowing our most dedicated fans and sophisticated investors alike to own a stake in the future of women's sports. We would love to have you on the roster for this next chapter.

If you have any questions about the deck or any difficulty navigating the investment process on Republic, please let me know and I can reach out to their team directly on your behalf.

I look forward to hopefully having you in the huddle!

Best,

[Your Name] [Link to Campaign]

Include disclaimer?	☐ Yes ☐ No

#5SPV

PREVIOUS AND NEW INVESTORS

FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Subject: Milestone Update: The Sports Bra has already raised $[X]! 🏀

Hi [Name],

We've been live on Republic for just **[X] days**, and I'm thrilled to share that we've already raised **$[X] from [Y] investors**.

The early momentum has been incredible to see, and it's a powerful signal of how much the community believes in our mission to turn up the volume on women's sports. I wanted to reach out again and see if you'd like to join the roster in these early stages.

A quick recap of our momentum:

- **Proven Unit Economics:** Our Portland flagship generated $1M+ in revenue in its first 8 months, demonstrating ~$25k per seat efficiency.
- **National Expansion:** We've signed our first five franchise locations, including major markets like Boston and Las Vegas.
- **Market Opportunity:** We are scaling in a women's sports market projected to hit $2.35B this year (a 300% increase since 2021).
- **Cultural Impact:** We played a central role in Portland's successful WNBA expansion bid—The Fire is officially coming home.

We're building the "home court" for the next generation of sports fans, and we'd love to have your expertise and support on the team as we scale to 40+ locations.

[You can view the latest stats and invest here: Link]

If you have any questions about the roadmap or the terms, let me know! I appreciate your support.

PREVIOUS AND NEW INVESTORS

Best, [Your Name]	
Include disclaimer?	☐ Yes ☐ No

TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Subject: Join the Huddle: Live update on The Sports Bra's national expansion 🏀

Hi [Name],

Since tipping off our investment campaign on Republic, we have seen an incredible outpouring of support from our community, with **$[X] raised** in just a few weeks.

The energy behind "Owning a Piece of The Bra" has been electric, and I'd like to personally invite you to a live strategy session with **[Team Member Name]** of **The Sports Bra**.

On **[Date]**, we'll be hosting a webinar to dive deep into the state of the business today, our roadmap for 40+ locations, and what our national expansion means for our early investors.

[RSVP Here — Link]

This is a great chance to hear the "X's and O's" of our franchise model and get a firsthand look at how we're scaling the most talked-about brand in women's sports.

PREVIOUS AND NEW INVESTORS

In the meantime, you can see our latest campaign milestones and highlights here: **[Link to Republic Page]** We hope to see you there! Best, [Your Name]	
Include disclaimer?	☐ Yes ☐ No

FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Subject: Final Week: Joining the roster at The Sports Bra 🏀

Hi [Name],

I hope you've had a great week. We are officially **one week away** from the finish line of our campaign on Republic!

PREVIOUS AND NEW INVESTORS

The momentum has been incredible, and I wanted to follow up personally to see if there are any final "X's and O's" I can clarify for you regarding this investment opportunity as we prepare for national expansion.

To make your final review as easy as possible, I've gathered the key resources here:

- **Invest Directly:** Join the roster via our Republic deal page **[Link]**.
- **The Scouting Report:** Review our **[Deal Summary Sheet]** for a high-level look at our $75M revenue goal.
- **The Replay:** Watch our recent **[Webinar Recording]** to see the team and the strategy in action.
- **The Legal Plays:** Access our official **[Form C]** for full transparency on the offering.

We are building the "home court" for the next generation of sports fans, and it would be a win to have your expertise and support on the team as we scale to 40+ locations.

Enjoy the rest of your week, and I hope to hear from you soon!

Best,

[Your Name]

Include disclaimer?	☐ Yes ☐ No

FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	

PREVIOUS AND NEW INVESTORS

SUBJECT	
Subject: Final 24 Hours: The whistle is about to blow! 🏀 Hi [Name], I wanted to send one last follow-up before our raise on Republic [Link] officially wraps up on [Date]. We truly appreciate the time you've taken to look at our game plan and the support you've provided so far. It's been an incredible journey taking The Sports Bra from a single location to a national movement, and we would love to officially have you on the roster for this next chapter. Hopefully, we'll be able to call you a shareholder by this time tomorrow! Just a quick reminder: If you encounter any last-minute technical issues while finalizing your investment, feel free to reach out to me directly or email the team at investors@republic.co. Thanks again for being in our corner. Best, [Your Name]	
Include disclaimer?	☐ Yes ☐ No

DRIP CAMPAIGN

DRIP CAMPAIGN

Click to pledge
Click to reserve spot

#1I	
FOCUS	Welcome
TYPE	Mailchimp Drip campaign
SENDER	Jenny
AUDIENCE	Opt ins
TIMING	Automatic with opt-in
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Welcome: You're on the roster! 🏀

Hi [Name],

Thanks so much for your interest in The Sports Bra. Your support truly means the world to us. We are so excited to have you join this mission to change the channel to only play women's sports and prove that if you show it, they will come.

As we celebrate our 4th birthday, we're working to expand The Bra nationally. We are opening our Own a Piece of The Bra investment campaign on Republic in just a few weeks, and we would love to have you move from the sidelines to the front office as an owner in our future.

What's next? We know that investing in startups seems like a complicated game plan, especially if it's your first time supporting a company this way. We're here to walk you through the X's and O's.

Over the next few weeks, you'll hear more from us about:

- The Vision: How we're scaling to 40+ locations and $75M in revenue.
- The Impact: Why backing women's sports is the best bet in hospitality.

DRIP CAMPAIGN

- The Mechanics: How crowdfunding on Republic works and how you can participate for as little as $250.

We're building home courts for the next generation of sports fans, and we're thrilled to have you on the team. Keep an eye on your inbox for the official tip-off!

Best,

Jenny & The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#21	
FOCUS	Industry Overview
TYPE	Mailchimp Drip
SENDER	
AUDIENCE	Opt ins
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	How The Bra is changing the game 📈

Hi [Name],

The Sports Bra is disrupting the $56B+ sports bar industry by proving that a space dedicated to women's sports isn't just a niche. It's a massive, underserved powerhouse.

DRIP CAMPAIGN

We opened The Bra because, despite the explosive growth in women's sports, there wasn't a single place where the women's game was guaranteed to be the main event. We changed the channel, and the world responded.

Since we opened in 2022, we've hit some major milestones:

- Proven Performance: Our Portland flagship generated $1M+ in revenue in its first 8 months with a high-efficiency model (~$25k per seat).
- Major League Partners: We locked in collaborations with Nike, adidas, WNBA, NWSL, and ESPN to fuel our brand awareness.
- National Expansion: We've officially signed our first five franchise locations, including major markets like Boston and Las Vegas.

We certainly couldn't have reached this point without the fans like you in our corner. Now, we want to return the favor by letting you Own a Piece of The Bra. We've partnered with Republic, a leading platform that democratizes startup investing, so our community can have a literal stake in our future. If you're new to the investment game, here's the playbook on how it works:

- About Republic
- Why Invest?
- Check out some current offerings

With a goal of reaching 40+ locations and $75M in revenue by 2030, we have hockey-stick growth on the horizon. Over the next few weeks, we'll share exactly what this investment means and how you can officially join the roster.

Cheers,

Jenny & The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#3I

DRIP CAMPAIGN

FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	How to get in the game: Breaking down your investment

Hi [Name],

For a long time, the world of investing was like a VIP box that only the wealthiest 3% could access. At The Sports Bra, we want our community to have a seat at the table and a chance to share in our future.

That's why we're hosting our investment campaign on Republic. But we know the pro terms can sometimes feel like a different language, so we wanted to break down exactly what it means when you invest in our offering.

The Sports Bra is offering what's called a Crowd SAFE. Think of it as an investment contract between you and The Bra. You're making an investment today for the chance to earn a return either as equity in the company or as a cash payout if we hit a trigger event, such as an acquisition or going public.

How it Works:
- The Stake: You get a financial stake in our growth, though you aren't an immediate shareholder.
- The Conversion: Your investment converts to equity if and when those big game-changing events happen.
- The Return: Your potential return depends on the amount you invest, our valuation at exit, and the specific terms of the SAFE.

We're building a brand that proves women's sports are a major league opportunity. Join us in changing the channel on the sports bar industry. Game on, volume up.

If you have any questions about the X's and O's of this raise, just reply to this email or reach out to us at WHO.

DRIP CAMPAIGN

Cheers, Jenny	
Include disclaimer?	☐ Yes ☐ No

#4I	
FOCUS	Invite to webinar
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Hi Name,

You've been right there with us as we've worked to change the channel on the sports bar industry and prove that the women's game belongs on the big screen. Now, we want to invite you to meet the woman behind the movement: Jenny Nguyen.

On Date, we're hosting a live webinar where you can hear directly from Jenny and ANYONE ELSE about how we built The Bra from a single "what if" into a brand partnered with Nike and ESPN. We'll be sharing the game plan for our next 40 locations and answering your questions about how you can share in our success.

[RSVP Here – Link]

We believe that women's sports are the ultimate team sport, and we'd love to have you on the roster for this next chapter.

We hope to see you there!

DRIP CAMPAIGN

Game on, The Sports Bra Team	
Include disclaimer?	☐ Yes ☐ No

#5I	
FOCUS	Why invest?
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The Scout's Report: Why we're a 1st round pick 📈

Hi [Name],

Before making any investment and getting into the game, it's important to look at the film. Due diligence is the process of researching and evaluating a deal before you commit, and we want to make sure you have all the stats you need to feel confident in our game plan.

We've attached some deep-dive info to this email, but here's why we believe The Sports Bra is the MVP of the women's sports hospitality world right now:
- Market Momentum: Women's sports revenue is projected to hit $2.35 billion this year, a 300% increase in just three years.
- Proven Efficiency: Our Portland flagship generates roughly $25,000 per seat annually.
- Heavyweight Backing: We're backed by Alexis Ohanian's 776 Foundation and WNBA Champion Renee Montgomery.
- Global Reach: We've earned over 8 billion media impressions from the New York Times to GMA, proving the world is watching.

If you like what you see in the box score, you can make a non-binding reservation to invest here[Link].

DRIP CAMPAIGN

Still doing your research? We love that. The best investors take their time to get the full picture. Once our campaign is live, our discussion board will be open for any and all tough questions. We're ready for them. You can also learn more about the X's and O's of startup due diligence here [Link]. We hope to have you join The Bra's fundraising journey soon! Warmly, The Sports Bra Team	
Include disclaimer?	☐ Yes ☐ No

#6I	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Mark your calendar: The Bra goes live on [Date] 🏀
Hi [Name], The countdown is officially on! We are just days away from launching our investment campaign on Republic. From the very beginning, The Sports Bra has been fueled by this community: the fans, the families, and the believers who knew that women's sports deserved to be elevated and celebrated. Now, we want to give you the chance to officially join the roster and share in our success as	

DRIP CAMPAIGN

we expand nationwide. The Big Day: We're launching on Republic on [DATE]. If you want to be the first to know when the deal page is live, join our list of first-movers here: [Link] Still have questions about the game plan? No problem. You can watch the full recording of our recent Q&A webinar here [Link]. We dive into the X's and O's of our franchise model, our $75M revenue goal, and why we're the right team to lead this movement. We can't wait to have you in the huddle for this next chapter. Cheers, The Sports Bra Team	
Include disclaimer?	☐ Yes ☐ No

#7I	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	It's official: Own a Piece of The Bra is LIVE! 🏀
Hi [Name], I am so excited to share that we have officially launched our fundraising round for The Sports Bra on Republic! Now is your chance to Own a Piece of The Bra.	

DRIP CAMPAIGN

As we've shared, we're taking a different approach to growth. Instead of relying solely on traditional investors, we are opening up the doors to our community. We want the people who cheer for the women's game to be the ones who own a stake in our future.

It's a huge leap forward in democratizing how businesses are built.

You can check out our campaign page here: [Link]

We'd love to have you participate in whatever way fits your game plan:
- Invest: Join the roster with as little as $250 via our campaign page.
- Ask Questions: Want to dig into the stats? Post your questions on our Republic discussion board, and our team will get you the answers.
- Follow the Campaign: Not ready to jump in just yet? Hit the Follow button on our page to stay up-to-date on our milestones and expansion news.

Thank you for being in our corner from the beginning. We can't wait to show you what's next as we take The Bra national!

Cheers,
The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

IF THEY HAVE NOT INVESTED, ADD THEM TO THE LIVE CAMPAIGN EMAIL LIST?

NEWSLETTER BLURBS

NEWSLETTER BLURBS

ONE EMAIL TO WHOLE LIST

#1N- Newsletter Blurb	
FOCUS	Initial Outreach
TYPE	Email Sent to Newsletter List
SENDER	MailChimp
AUDIENCE	Everyone on our email list
TIMING	April 1
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	An invitation to Own a Piece of The Bra

HEADER: Own a Piece of The Bra

Four years ago, we opened our doors in Portland, Oregon, with a radical idea: A sports bar where women's sports are always on.

Since then, the world has caught up. Women's sports is now a $2.3 billion industry, with plenty of room to grow. Now, we aren't just watching the game, we're changing the game. And we want you to be a part of the action as a fan AND an owner.

Join the Movement: The Expansion Game Plan
We are scaling our proven model to new cities, with five new locations already in the works, from Las Vegas to Boston to Portland, Maine. Our goal is to build a national network of spaces dedicated to women's sports, and we want the community that built this BRAnd to have this chance to invest in our future.

Own a Piece of The Bra
To fuel this expansion, we are launching a public investment campaign through Republic. This is your chance to have a literal stake in our growth.

If you've ever watched a game with us, believed in what we're building, or wished for The

NEWSLETTER BLURBS

Sports Bra in your own city, this is your chance to be a part of The Bra in a whole new way.

Get In Early

- Pledge Your Support: [Click here] to let us know how much you plan to invest. *(Minimum investment: $250)*
- Get the Scouting Report: [Click here] to opt-in for exclusive campaign updates and deep dives.
- Sneak Peek: [Click here] to view our official offering page on Republic. It isn't live yet, but you can sign up to be the first to know when we "tip off."

Let's change the game, together.

Include disclaimer?	☐ Yes ☐ No

#2N- Newsletter Blurb	
FOCUS	Initial Outreach
TYPE	Blurb in May Newsletter After Launch
SENDER	MailChimp
AUDIENCE	Everyone on our email list
TIMING	Early May
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Own a Piece of The Bra
HEADER: Move from Fan to Front Office	

NEWSLETTER BLURBS

The whistle has blown, and the game is officially underway. Our crowdfunding campaign on Republic is now live! The response from this community has been inspiring. We've raised $XX in XX days, and we're just getting started.

For the last four years, we've proven that when you invest in women's sports, people show up in a big way. Now, we're inviting you to come with us for the next chapter. From Boston to Las Vegas, we're expanding The Sports Bra into new cities on our way to our goal: 40+ locations by 2030.

Are you ready to Own a Piece of The Bra?

- Invest Today: Visit our official Republic deal page to view the terms and secure your stake. *(Minimum investment: $250).*
- Not ready yet? Stay in the loop with exclusive campaign updates, deep-dive webinars, and behind-the-scenes looks at our expansion.

Don't just watch the growth from the sidelines. Join us in the front office and let's build the future of sports culture together.

Include disclaimer?	☐ Yes ☐ No

#3N- Newsletter Blurb	
FOCUS	Initial Outreach
TYPE	Blurb in June Newsletter
SENDER	MailChimp
AUDIENCE	Everyone on our email list
TIMING	Early June
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The Final Whistle: 7 Days Left to Own a Piece of The Bra

NEWSLETTER BLURBS

HEADER: Last Chance to Own a Piece of The Bra

What a season it's been. Since we kicked off our investment campaign, this community has shown up in a big way. And now, like every great game, we're heading toward the final whistle.

We are entering the final weeks of our community investment campaign on Republic. This is your opportunity to move from the sidelines to the front office and officially Own a Piece of The Bra.

We're heading toward a projected future with 40+ locations and $75M in revenue, and we want the people who believed in this from the start to be part of that future.

Don't Miss Your Shot

Invest now: (LINK TO DEAL PAGE)

Include disclaimer?	☐ Yes ☐ No

LIVE CAMPAIGN

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

THE LAST FRIENDS & FAMILY EMAIL AND INVESTOR DRIP EMAIL ANNOUNCE THE LAUNCH OF THE DEAL PAGE.

#1L	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The crowd is going wild: We just hit $[X]! 📈

Hi [Name],

I have some incredible news to share. The Sports Bra's investment campaign on Republic just hit $[X]!

Check out the momentum on our campaign page here!

Here's what this means: investors, fans, and The Bra community believe so much in this mission that they've put $[X] behind us in just [Y] days. The response since we tipped off has been overwhelming, and it's a powerful signal that the world is ready for an inclusive place where women's sports are always on the big screen.

By investing in The Bra, you're joining a movement to empower girls and women in sports, as well as their fans. You are directly participating in our game plan to reach 40 locations and $75M in revenue by 2030.

We've spent four years perfecting the playbook in Portland. Now, I'd love for you to join the movement and share in this success. Check out the campaign page, and if you have any questions, don't hesitate to drop them in the discussion section. Also, feel free to forward this to anyone you know who wants to see the volume turned up for women's sports!

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

Here's to a bigger, brighter, and louder future for The Bra. [Learn more and invest here!] Game on, The Sports Bra Team	
Include disclaimer?	☐ Yes ☐ No

#2L	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The Game Plan: What does "Owning a Piece of The Bra" actually mean? 🏀

Hi [Name],

You've seen our updates about the campaign, but you might be wondering: when you invest in The Sports Bra, what exactly are you getting in your "stats sheet"?

We want to be direct and clear about the playbook. For this round, we are selling what's called a [Crowd SAFE](#).

A Crowd SAFE is an investment contract between you and the company. You're making an investment today for the chance to earn a return (either as equity in The Bra or a cash payout) if we hit a trigger event, like being acquired or going public.

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

- The stake: You get a financial stake in our growth from day one, though you aren't an immediate shareholder.
- The Conversion: Your investment converts to equity if and when those big, game-changing milestones happen (like an IPO or acquisition).
- The Potential: Your return depends on your investment amount, our valuation at the time of that "exit," and the terms of the SAFE.

We're building a brand that proves women's sports are a major league opportunity, and we want you to have a seat at the table as we scale to 40+ locations.

[Check out the campaign and join the roster here: Link

Still have questions? We're ready for them! Feel free to post on our discussion board on the Republic page, and we'll get you an answer.

Cheers,
The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#3L	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Join the Huddle: A live update on the future of The Bra 🏀

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

Hi [Name],

Since tipping off our investment campaign on Republic, we have seen an incredible outpouring of support from our friends, family, and the community. (That's you!)

The energy behind Owning a Piece of The Bra has been electric, and we are more fired up than ever. To keep that momentum going, we'd like to invite you to a live huddle with Jenny Nguyen, CEO and founder of The Sports Bra.

On [Date], we'll be hosting a webinar where you can hear directly from us on the state of the business today, why we're taking The Bra national, and exactly what this expansion means for our investors.

[RSVP Here — Link]

Whether you've already invested or you're still weighing your options from the sidelines, we'd love to see you there and answer any questions you have.

In the meantime, you can check out the latest stats and highlights on our campaign page: **[Link to Republic Campaign]**

We hope to see you soon!

Game on!

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#4L	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Hi [Name],

We recently held a live webinar for our community and prospective investors on Republic **[Link]**. The energy was incredible, and the questions from the community of fans were top-tier.

Even if you couldn't make the live event, we wanted to share the recording so you can hear directly from the team about our national expansion.

[Watch the Webinar Replay Here]

Short on time? Here are the highlights from the session:

- The Franchise Playbook: We broke down how we're scaling from our Portland flagship to a national model, starting with our first five signed locations.
- The $2.3B Opportunity: We discussed the massive tailwinds in women's sports and why being the first mover in this hospitality space is our biggest advantage.
- The Roadmap to 2030: A deep dive into our goal of 40+ locations and how we plan to reach $75M in annual revenue.

We are still in the pre-game of our national rollout, and this is a rare window to join the starting lineup before we scale.

Check out the full campaign details here: **[Link to Republic Page]**

We hope to see your name on our growing list of investors!

Best,

Jenny & The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

#5L	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The Scout's Report: Why The Bra is a premier investment 📈

Hi [Name],

Before making any investment, it's important to look at the film. **Due diligence** is the process of researching and evaluating a deal before you commit, and we want to make sure you have all the stats you need to feel confident in our game plan.

We strongly encourage you to check out **The Sports Bra offering page [Link]** on Republic to see exactly how we're scaling this movement.

Here's why we believe The Sports Bra is the MVP of the hospitality and sports world right now:

- **Explosive Market Growth:** Women's sports revenue is projected to reach **$2.35 billion** this year, a 300% increase in just three years.
- **Proven Efficiency:** Our Portland flagship generates roughly **$25,000 per seat** annually, demonstrating massive demand.
- **Heavyweight Backing:** We're supported by elite leaders like Alexis Ohanian's **776 Foundation** and WNBA Champion **Renee Montgomery**.
- **Massive Cultural Reach:** With over **8 billion media impressions** from the *New York Times* to *GMA*, we aren't just a bar—we're a household name.

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

Still doing your research? We love that. The best investors take their time to get the full picture. If you have any "tough questions" about the X's and O's of our expansion, don't be afraid to ask! Leave a comment on our **discussion board [Link]** and our team will address it directly.

You can also learn more about the specifics of startup investment due diligence here **[Link]**.

We hope to have you join The Bra's fundraising journey soon!

[Check us out on Republic here: Link]

Warmly,

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#	
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REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	

Subject: A Note from Jenny: Why I'm opening the huddle to you 🏀

Four years ago, I was sitting at a bar with my friends, unable to hear the commentary of a championship women's game over the roar of a men's regular-season replay. I realized then

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

---

that women's sports weren't just being ignored. They didn't have a home.

When I decided to open The Sports Bra, I was told a place that only showed women's sports would never last. I was told there wasn't a market for it.

We proved them wrong. Today, The Sports Bra isn't just a bar in Portland. It's part of a global movement. We've seen billion-dollar valuations for teams, record-breaking viewership, and a community that is louder than ever. But as we prepare to take The Bra national—scaling to 40+ locations and bringing this home court to fans everywhere. I realized I didn't want to just grow with traditional venture capital.

I wanted to grow with you.

By launching our campaign on Republic, I am officially inviting you to Own a Piece of The Bra. This isn't just about a financial stake in our expansion. It's about ensuring that the people who built this brand. the fans, the families, and the believers, are the ones who own its future. Whether you invest $250 or $10,000, you are joining a roster that is dedicated to proving that women's sports are a premier investment.

[Join the Huddle: View our Republic Campaign here]

Thank you for believing in this "radical" idea from day one. I can't wait to see what we build together in this next chapter.

See you at The Bra,

Jenny Nguyen Founder & CEO, The Sports Bra

Include disclaimer?	☐ Yes ☐ No

#	
FOCUS	
TYPE	
SENDER	
AUDIENCE	

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Huge news from the huddle: We just crossed $[X]! 📈

The response to **The Sports Bra's** investment campaign on Republic has been nothing short of electric. We are so proud to announce that we've officially raised over **$[X]**!

People are realizing they can "Own a Piece of The Bra" for as little as **$[Y]** and get in on the ground floor of a national movement while we're still in our rookie seasons.

If you haven't joined the roster yet, now is the perfect time. After all, you've been a supporter of our mission to change the channel on women's sports from the beginning. By investing in The Sports Bra, you're backing a future where the women's game is always on, the volume is always up, and community-driven spaces are the gold standard.

We're also proud to be part of a shift that makes investing accessible to everyone, not just the typical heavy hitters.

I'm so excited for you to join this campaign and share in our continuing success. Check out the latest updates on our campaign page and don't hesitate to post on our discussion board if you have any questions about the game plan or why we chose to raise on Republic.

Thanks for being a huge part of The Bra's journey.

[Check out our campaign page and join the team here!]

Cheers,

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

#	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The final stretch: $[X] raised and counting! 🏀

Since we tipped off our campaign on **[DATE]**, we have officially raised **$[X]** from **[Y]** individual investors. We are so incredibly moved to have this kind of team behind us!

We are still charging toward our ultimate goal of **$[Target X]**. With your investment, we'll be able to execute the next plays in our expansion playbook, including:

- **Opening our new "Home Court" flagship:** A larger HQ and training ground for our incoming franchisees.
- **National Expansion:** Fueling the opening of our first five franchise locations from Boston to Las Vegas.
- **Scaling our Merch:** Doubling our retail potential by 2027 through powerful brand collaborations.

If you haven't joined the roster yet, the clock is ticking. This is your opportunity to support our mission of proving that women's sports aren't just a "moment"—they are a movement. By owning a piece of The Bra, you're helping us build a future where the women's game is always on and the volume is always up.

[Check out the campaign and join the team here: Link]

Here's to an exciting final week!

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

Cheers, The Sports Bra Team	
Include disclaimer?	☐ Yes ☐ No

#	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	Subject: The Final Two Minutes: The window to Own a Piece of The Bra is closing! 🏀

We are officially in the final days of **The Sports Bra's** investment campaign on Republic.

So far, over **[X]** investors have put **$[Y]** into this campaign, proving that the world is ready to back the vision of a home court for women's sports. We are charging toward our stretch goal of **$[Target Amount]**, and your investment could be the one that gets us across the finish line.

LIVE CAMPAIGN

LINK TO <u>CAMPAIGN TIMELINE</u>

Need a scouting report on what we've accomplished so far?

- **Massive Traction:** Generated $1M+ in revenue in our first 8 months.
- **National Expansion:** 5 franchise locations in the works from Boston to Las Vegas.
- **MVP Partners:** Collaborations with Nike, adidas, and ESPN.
- **Cultural Impact:** Helped lead the charge to bring the WNBA back to Portland!

If you believe in our mission—that the women's game deserves the big screen, the loud volume, and a dedicated home—the window of opportunity to own a stake in our future is closing.

This is your chance to join the roster before the final whistle blows.

[Join the team and invest here: Link]

Happy investing!

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

Subject: The Final Two Minutes: The window to Own a Piece of The Bra is closing!

Hi [Name],

We are officially in the final days of **The Sports Bra's** investment campaign on Republic.

So far, over **[X]** investors have put **$[Y]** into this campaign, proving that the world is ready to back the vision of a home court for women's sports. We are charging toward our stretch goal of **$[Target Amount]**, and your investment could be the one that gets us across the finish line.

Need a scouting report on what we've accomplished so far?

- **Massive Traction:** Generated $1M+ in revenue in our first 8 months.

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

- **National Expansion:** 5 franchise locations in the works from Boston to Las Vegas.
- **MVP Partners:** Collaborations with Nike, adidas, and ESPN.
- **Cultural Impact:** Helped lead the charge to bring the WNBA back to Portland!

If you believe in our mission—that the women's game deserves the big screen, the loud volume, and a dedicated home—the window of opportunity to own a stake in our future is closing.

This is your chance to join the roster before the final whistle blows.

[Join the team and invest here: Link]

Happy investing!

The Sports Bra Team

#	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic
STATUS	
SUBJECT	The Final Two Minutes: The window to Own a Piece of The Bra is closing! 🏀
We are officially in the final days of **The Sports Bra's** investment campaign on Republic.	

LIVE CAMPAIGN

LINK TO [CAMPAIGN TIMELINE](#)

So far, over **[X]** investors have put **$[Y]** into this campaign, proving that the world is ready to back the vision of a home court for women's sports. We are charging toward our stretch goal of **$[Target Amount]**, and your investment could be the one that gets us across the finish line.

Need a scouting report on what we've accomplished so far?

- **Massive Traction:** Generated $1M+ in revenue in our first 8 months.
- **National Expansion:** 5 franchise locations in the works from Boston to Las Vegas.
- **MVP Partners:** Collaborations with Nike, adidas, and ESPN.
- **Cultural Impact:** Helped lead the charge to bring the WNBA back to Portland!

If you believe in our mission—that the women's game deserves the big screen, the loud volume, and a dedicated home—the window of opportunity to own a stake in our future is closing.

This is your chance to join the roster before the final whistle blows.

[Join the team and invest here: Link]

Happy investing!

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

#	
FOCUS	
TYPE	
SENDER	
AUDIENCE	
TIMING	
REVIEWED	☐ Marketing ☐ Jenny ☐ Republic

LIVE CAMPAIGN

LINK TO CAMPAIGN TIMELINE

STATUS	
SUBJECT	24 Hours Left: The final whistle is about to blow! 🏀

With only **24 hours left** to invest in The Sports Bra's campaign on Republic, we're huddling up one last time to ask you to join us on this journey.

We've already raised **$[X]** from **[Y]** incredible investors, but we aren't at the finish line just yet. We need your help to ensure we hit our final goals and take this movement to the next level!

What we've done so far: * Proven the Model: Generated $1M+ in revenue in our first 8 months.

- **Locked in MVP Partners:** Collaborated with Nike, adidas, and ESPN.
- **Changed the Game:** Helped lead the charge to bring the WNBA back to Portland.

What we'll accomplish with your help: * The National Rollout: Launching our first 5 franchise locations from Boston to Las Vegas.

- **The New Home Court:** Opening a larger HQ and training facility to scale the brand nationwide.

If you believe in our mission—that the women's game deserves the big screen, the loud volume, and a dedicated home in every city—the window of opportunity to **Own a Piece of The Bra** is closing.

Don't let the clock run out on this one. Join the team and help us build a future where women's sports are always the main event.

[Invest Here Before Time Runs Out: Link]

Thank you for helping us build the future of The Bra.

Best,

The Sports Bra Team

Include disclaimer?	☐ Yes ☐ No

DISCLAIMER FOR EMAILS

DISCLAIMER
Testing the Waters Disclaimers

Marketing prior to the Form C filing is known as "Testing the Waters." Any written or recorded TTW communications require a specific disclaimer. Feel free to copy and paste the disclaimers below.

Generic Reg CF
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Generic No Offering Type Known
With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Social Media
Please see republic.com for more information.